EX-99.77C

On March 18, 2011, the Board of Directors approved and adopted the Company's Plan of Liquidation and Distribution (Plan) and directed that the Plan be submitted for consideration by the Company's shareholders. On May 24, 2011, at a special meeting of the shareholders of the Company, the shareholders of the Company approved the Plan, which includes the sale or other disposition of the Companys investments and the distribution of the net proceeds to its shareholders. The results of the vote were:

For	321,452
Against	7,660
Abstain	0